SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ / MF) 02.558.115/0001-21
Corporate Registry (NIRE) 33.300.276.963

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

TIM PARTICIPAÇÕES S.A. ("Company") (B3: TIMP3; NYSE: TSU), informs that its Board of Directors approved today, November 07th, 2017, the distribution of R$190,000,000.00 (one hundred and ninety million reais) as Interest on Shareholders’ Equity.
Payment will begin on November 24, 2017, and the date for identification of shareholders entitled to receive such values is November 14, 2017. Thus, the shares acquired after this date will be ex-interest on Shareholders’ Equity rights.

1 – INTEREST ON SHAREHOLDERS’ EQUITY PER SHARE:

	Gross value per share	Total amount
Interest on Shareholders’ Equity	R$0.078574768	R$190,000,000.00

The amount per share is estimated and may be modified as a result of the disposal of treasury shares to attend the Company's Long-Term Incentive Plan (Stock Options).

2 – WITHHOLDING TAX:
2.1. 15% of the Income Tax will be retained (Withholding Income Tax), for the occasion of the credit of Interest on Shareholders' Equity, except for shareholders who have differentiated taxation or who are exempt from taxation.
2.2. The shareholders mentioned above must prove this condition by November, 21, 2017 by means of an exemption letter, which should be sent first to the electronic address – 4010.acoes@bradesco.com.br – and, subsequently, the hard copy should be mailed to Banco Bradesco S/A – Cidade de Deus, s/n, Vila Yara – Osasco/SP – CEP: 06029-900 – Prédio Amarelo – Departamento de Ações e custódia – Escrituração de Ativos.

3 - PAYMENT PROCESS (BOOK-ENTRY SHARES):
3.1. The Interest on Shareholders' Equity related to shares custody by CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid by B3 S.A. - Bolsa Brasil Balcão, which will transfer to the shareholders through custody agents;
3.2. Checking account indicated by the shareholder at Banco Bradesco S/A; and
3.3. Payment of Interest on Shareholders' Equity by Banco Bradesco S/A branches, in the case of shareholders who do not meet the aforementioned conditions.
3.4. Additional information may be obtained at any branches of Banco Bradesco S/A. or through the e-mail address informed on item 2.2.

Rio de Janeiro, November, 07th, 2017

TIM PARTICIPAÇÕES S.A.
Adrian Calaza
Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 7, 2017	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.